SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 1st, 2003

PetroKazhakstan Inc. (Translation of registrant's name into English)

1460, 140 4th Ave. SW, Calgary AB, T2P 3N3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

Form20-F |_| Form40-F |X|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If " Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, PetroKazakhstan Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 1st, 2003 PetroKazakhstan Inc.
By: /s/ Ihor Wasylkiw Ihor Wasylkiw Vice President Investor Relations

Attention Business Editors: PetroKazakhstan Inc. - Dow Jones Moscow News Release - Re: Anti-Trust Agency

CALGARY, Oct. 1 /CNW/ - A newswire article distributed earlier today by Dow Jones from Moscow quoting alleged statements made by Mr. Bakhytzhan Sagintayev, Vice-Chairman of the “Anti-Trust” Agency of Kazakhstan has adversely affected the market for the shares of PetroKazakhstan Inc.

The article stated that “Kazakhstan’s Agency for Regulating Natural Monopolies plans to confiscate monopoly profits from PetroKazakhstan Oil Products and Meridian P, a wholesale trader in petroleum products, and transfer them to the state budget”.

At the close of business today in Kazakhstan, PetroKazakhstan has not received any official communication or notification from the Agency regarding this claim.

Secondly, the Company operates in a highly competitive environment and is not aware of any facts that would support the allegation.

Thirdly, based on previous experience where similar allegations were made and eventually overturned by the Kazakh Courts, the Company has no reason to believe that this alleged statement is of a material nature to the Company or its operations.

The Company will be investigating the matter and will address the issue accordingly.

PetroKazakhstan Inc. is an independent, integrated, international energy company, celebrating its sixth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan’s shares trade in the United States on the New York Stock Exchange under the symbol PKN. They also trade on the Toronto Stock Exchange under the symbol PKN and on the Frankfurt exchange under the symbol PKZ.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

/For further information: Ihor P. Wasylkiw, Vice President, Investor Relations, (403) 221-8658/ (PKN. PKN)